

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003354

February 1, 2005

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2005

Re: Yahoo! Inc.
Incoming letter dated January 10, 2005

Dear Mr. King:

This is in response to your letters dated January 10, 2005 and January 31, 2005 concerning the shareholder proposal submitted to Yahoo! by Edward P. Olson. We also have received a letter on the proponent's behalf dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

http://www.skadden.com

DIRECT DIAL
650 470-4662
DIRECT FAX
888 329-8274
EMAIL ADDRESS
LEKING@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(i)(10)

January 10, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Yahoo! Inc. – Omission of Shareholder Proposal Submitted by Edward P. Olson Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Yahoo! Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Edward P. Olson (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal, received by the Company on October 29, 2004, requests that the directors of the Company redeem the Company's shareholder rights plan if the plan is not approved by a majority of the shareholders. Specifically, the Proposal states:

"RESOLVED: The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(b) because, as discussed in more detail below, the Proponent failed to provide a written statement from the record holder of the securities verifying that, at the time the proposal was submitted, the Proponent had continuously held the securities for at least one year.

II. The Proponent has not demonstrated eligibility under Rule 14a-8(b)

Rule 14a-8(b)(1) under the Exchange Act requires, among other things, that to be eligible to submit a proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. Pursuant to Rule 14a-8(b)(2), the Proponent must prove eligibility by either: (i) submitting to the company "a written statement" from the "record" holder of his securities verifying that, at the time of submission, he continuously held the securities for at least one year from the date the Proposal was submitted; or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, "or amendments to those documents or updated forms, reflecting [the Proponent's] ownership of the shares as of or before the date on which the one-year eligibility period begins."

The Proponent has failed to satisfy the requirements of Rule 14a-8(b)(1). Despite indicating at the end of the Proposal that "[v]erification of stock ownership will be forwarded," the Proponent failed to provide such verification.

According to the Company's records, the Proponent is not a registered holder of Company voting securities. In light of this fact and the fact that the Proponent failed to provide the required proof of share ownership, the Company sent a Rule 14a-8(f) notice to the Proponent by overnight mail service on November 11, 2004, notifying him that the Proposal did not comply with the provisions of Rule 14a-8(b) (the "Notification Letter"). See Exhibit B. Specifically, the Notification Letter requested that the Proponent provide the Company, within 14 calendar days of Proponent's receipt of the Notification Letter, documentary proof of ownership of $2,000 of Company shares as of the date the Proposal was submitted and for the year prior to that date. The Company included a copy of Rule 14a-8 as a courtesy. The Company has confirmed that the Proponent received the Notification Letter on November 12, 2004.

In response to the Notification Letter, the Proponent sent to the Company on November 26, 2004, an email containing what purports to be a forwarded email message from Eve King at Wedbush Morgan stating that Mr. Olson has owned 700 shares of Yahoo! "for a year of this date, November 26, 2004" (the "First Email Reply"). See Exhibit C. This email did not satisfy the requirements of 14a-8(f) for the following reasons. First, the proof of ownership did not cover the entire required period from October 29, 2003 to October 29, 2004. Second, Wedbush Morgan is not, and did not purport to be, the record holder of the Proponent's stock. Wedbush Morgan claims only to be the clearing agent for the Proponent's record holder and Custodian of the Proponent's retirement account.

On December 8, 2004, the Company sent an email reply to the Proponent's First Email Reply stating that the Company was unable to accept the email as proof of share ownership and requesting that the Proponent ask the record holder of his Company shares to fax or mail to the Company written verification of share ownership on the record holder's letterhead (the "Request Email"). See Exhibit D.

John Chevedden, proxy for the Proponent on this matter, replied by email to the Request Email on December 9, 2004. He did not address the non-compliance with 14a-8(b)(2)(i) and instead simply indicated that "you [the Company] have the option of printing the broker verification email message which has the broker's email address for verification" (the "Second Email Reply"). See Exhibit E.

On December 10, 2004, an attorney of this law firm called the Proponent as a courtesy to notify him that he had not met the requirements of Rule

14a-8(b) within the 14-day period provided for reply to the Notification Letter by Rule 14a-8(f).

On December 11, 2004, after the period allotted for response to the Notification Letter had expired and the Proponent had been notified of this fact, the Proponent sent another email to the Company (the "Third Response Email"). See Exhibit F. The Third Response Email included what purported to be a forwarded email from Wedbush Morgan in which there is a statement that: "As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2,000.00 worth of [Yahoo! Inc. stock] continuously for no less than 14 months as of December 3, 2004." While the period described included the one year period required by Rule 14a-8(b)(2)(i), Wedbush Morgan is not the record holder of the Proponent's voting securities as required by Rule 14a-8(b)(2)(i). Even if Wedbush Morgan had been the record holder, this response came a full month after the Company requested this information in its Notification Letter.

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See Transocean Inc. (March 7, 2003) (proper to omit proposal because proponent held shares for only eleven months prior to the proposal submission date); AutoNation, Inc. (Mary 14, 2003) (proper to omit proposal when proponent held shares for two days less than the one-year period). See also CNF Inc. (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); Eagle Food Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); Halliburton Company (March 7, 2003) (proper to omit because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Nextel Partners, Inc. (March 3, 2003) (same); Avaya Inc. (December 4, 2001) (same); The McGraw-Hill Companies, Inc. (November 26, 2001) (same); and Anthracite Capital, Inc. (March 29, 2002) (same).

Rule 14a-8(b)(2)(i) requires "a written statement from the 'record' holder" of the Proponent's voting securities. The Staff Legal Bulletin No. 14, C.1(c)(1) further clarifies that "an investment advisor's statement of ownership is not sufficient [to satisfy the requirements of 14a-8(b)(2)(i)] unless the investment advisor is also the record holder of the shareholder's securities." Therefore, since Wedbush Morgan purports only to be clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, and is in fact not the record holder of Company voting securities, the First Email Response does not meet the requirements of Rule 14a-8(b)(2)(i).

Further, consistent with the Rule 14a-8(b) and Staff Legal Bulletin No. 14 C.1(c)(3), the Staff has specifically and repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership fails to encompass a full one year period or covers only a one-year period ending before or after the date of proposal submission. See e.g., Gap, Inc. (March 3, 2003) (proposal excluded when submitted on November 27 and proof of ownership covered a two-year period ended November 25); AutoNation, Inc. (March 14, 2002) (proposal excluded when submitted on December 10, 2001 and proof of share ownership covered a period of more than one year beginning on December 12, 2000); Unocal Corporation (February 25, 2003) (proposal excluded when proof of continuous share ownership was for a period beginning on December 27, 2002 and proposal was submitted on December 9, 2003); and Honeywell International Inc. (January 30, 2002) (proposal excluded when proposal submitted on November 4, 2002 and continuous share ownership was submitted for a 12-month period ending November 20, 2002). In addition to not being from the record holder, the First Email Response only purported to provide proof of share ownership from November 26, 2003 to November 26, 2004, while the required period was October 29, 2003 to October 29, 2004.

Due to the Proponent's failure to rectify the deficiencies of the Proposal within 14 calendar days of his receipt of the Notification Letter, the Company believes that it may exclude the Proposal from its Proxy Materials for failure to comply with the eligibility requirements of Rule 14a-8(b).

III. Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rule 14a-8(b). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 470-4662.

Very truly yours,



Leif B. King

Enclosures

cc: Christina Lai, Esq.,
Yahoo! Inc.
Edward P. Olson
John Chevedden

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Michael J. Callahan, Corporate Secretary
Yahoo! Inc.
701 First Ave.
Sunnyvale CA 94089
PH: 408 349-3300
FX: 408 349-3301, -3510

Dear Mr. Callahan,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson

10/25/04
Date

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

57% Approval by Yahoo Shareholders

Yahoo shareholder passed this topic with an impressive 57% yes-vote in 2003 based on yes and no votes. Due to the increased focus on the value of good corporate governance I believe this proposal will exceed the 57% vote. This topic also won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Yahoo Director Eric Hippeau was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: His involvement with the Global Crossing board.
- We had no Lead Director or Independent Chairman – independence concern.
- Our directors failed to commit to adoption of this proposal topic – after it passed with a 57% majority – accountability concern.
- Five directors were allowed to own zero (0) stock – commitment concern.
- Three directors were allowed to hold from 4 to 5 director seats each – over-extension concern.
- 2002 CEO pay of $25 million including stock option grants – excess concern.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.
- Two directors are insiders and another two directors have non-director links to our company – independence and objectivity concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell – or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.



November 11, 2004

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

VIA FEDERAL EXPRESS

Re: Shareholder Proposal

Dear Mr. Olson:

I am writing in connection with your letter to Yahoo! Inc. (the "Company") delivered by you via fax on October 29, 2004 in which you submitted a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for its 2005 Annual Meeting of Stockholders. Rule 14a-8(b) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held Company securities of at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submit the proposal. Under Rule 14a-8(b)(2) you must either be on record as a shareholder of the Company or furnish the Company a written statement from the record holder affirmatively verifying that you have held the Company's securities for the applicable one year period.

In your letter, you indicated that verification of stock ownership would be forwarded. To date, the Company has not received that verification. As the Company has not received the appropriate verification, your proposal does not comply with Rule 14a-8(b) and is therefore procedurally deficient. In accordance with Rule 14a-8(f), the Company hereby requests that you correct this deficiency and furnish to the Company, within 14 calendar days of its receipt of this letter, the written statement required pursuant to Rule 14a-8(b)(2)(i) as described above. Correspondence should be directed to Christina Lai at Yahoo! Inc., 701 First Avenue, Sunnyvale, CA 94089, FAX: 408-349-6208 with a copy to Leif King at Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, CA 94403, FAX: 650-470-4570. If you do not furnish such written statement to the Company within 14 calendar days of receipt of this letter, the Company intends to exclude your proposal under Rule 14a-8(f)(1).

For your reference, please find enclosed a copy of Rule 14a-8.

Sincerely yours,



Christina Lai
Corporate Counsel

Enclosure
cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Leif King
Skadden, Arps, Slate, Meagher & Flom LLP

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

[illegible] 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

[illegible] We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

[illegible] A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

EXHIBIT C

Christina Lai

From: Edward P. Olson [captepjo@yahoo.com]
Sent: Friday, November 26, 2004 8:34 PM
To: clai@yahoo-inc.com
Subject: Fwd: Pacific West Securities Account PW72 6361-1568; Olson - Request f or Share Owner Verification

--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'Edward P. Olson'" <captepjo@yahoo.com>, James Balkman
> <james@balkman.com>, Kathleen Balkman <kathleen@balkman.com>
> CC: cfletters@sec.gov, "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Pacific West Securities Account PW72 6361-1568; Olson -
> Request f
> or Share Owner Verification
> Date: Fri, 26 Nov 2004 14:52:33 -0800
>
> As the clearing agent for Mr. Olson's broker/dealer, Pacific West
> Securities, and the Custodian of Mr. Olson's retirement account, this
> is to confirm that Mr. Olson has owned the following for a year of
> this date, November 26, 2004:
>
> 329 shares DirecTV Group, Inc.
> 600 shares Goodyear Tire & Rubber
> 300 shares Intel Corp.
> 100 shares JPMorgan Chase & Co
> 1,200 shares Schwab Charles Cor New
> 300 shares Sprint Corp.
> 600 shares Tex Instruments, Inc.
> 400 shares Time Warner, Inc. New
> 600 shares XRX Xerox Corp.
> 700 shares Yahoo, Inc.
>
>
>
>
> -----Original Message-----
> From: Edward P. Olson [mailto:captepjo@yahoo.com]
> Sent: Wednesday, November 24, 2004 3:45 PM
> To: James Balkman; Kathleen Balkman
> Cc: Eve King; cfletters@sec.gov
> Subject: Request for Share Owner Verification
>
>
>
> --- "Edward P. Olson" <captepjo@yahoo.com> wrote:

>
> > Date: Wed, 24 Nov 2004 15:31:10 -0800 (PST)
> > From: "Edward P. Olson" <captepjo@yahoo.com>
> > Subject: Request for Share Owner Verification
> > To: Edward P Olson <captepjo@yahoo.com>
> >
> >
> >
> > Dear Jim and Kathleen,
> >
> > Please note that I have copied in the Office of Chief Counsel,
> > Division of Corporation Finance Securities and Exchange Commission
> > because Wedbush Morgan apparently hindering my compliance with Rule
> 14a-8
> > specifically:
> >
> > "In this case, at the time you submit your proposal, you must
> > prove your eligibility to the company in one of two ways:
> > "i. The first way is to submit to the company
> a
> > written statement from
> > the "record" holder of your securities (usually a broker or bank)
> > verifying that, at the time you submitted your proposal,
> you
> > continuously held the
> > securities for at least one year. You must also include your own
> > written statement that you intend to continue to hold the
> > securities through the date of the meeting of shareholders;"
> >
> > Per our conversation on Thursday the following companys and the
> > last date due per SEC regulations are the ones for which I have
> > submitted shareholder
> > resolutions: AOL Time Warner (TWI) 11/24, Boeing
> > (BA) 11/26, Yahoo (YHOO)
> > 11/26, JP Morgan (JPM) 11/30, and Chase Schwab
> > (SCH)
> > 12/1. In the case of
> > JP Morgan the letter should also state that "I
> hold
> > the common stock that
> > was not acquired by the merger of Banc One". The other stocks
> > that I have also submitted resolutions of "good governance"
> > are Direct TV (DTV),
> > Goodyear (GT), Intel (INTC), Sprint (FO), Texas Instruments (TYN)
> > and Xerox (XRX).
> >
> > Regards, Ed Olson
> >
> > cc:
> > Office of Chief Counsel

>> Division of Corporation Finance
>> Securities and Exchange Commission
>>
>> cfletters@sec.gov
>> FX: 202-942-9525
>>
>>
>>
>>
>>
>>
>> ___

>>
>>
>>
>
>
>
>
> ___

>

___

EXHIBIT D

Christina Lai

From: Christina Lai [clai@yahoo-inc.com]
Sent: Wednesday, December 08, 2004 5:03 PM
To: 'Edward P. Olson'
Subject: RE: Pacific West Securities Account PW72 6361-1568; Olson - Request f or Share Owner Verification

Mr. Olson,

Thank you for sending the email below, but unfortunately we are unable to accept it as proof of your share ownership. Please ask the record holder of your Yahoo! shares to fax or mail written verification of your share ownership on the record holder's letterhead to my attention:

Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
Attn: Christina Lai
FAX: 408-349-6208
PHONE: 408.349.7131

Very truly yours,
Christina Lai

-----Original Message-----
From: Edward P. Olson [mailto:captepjo@yahoo.com]
Sent: Friday, November 26, 2004 8:34 PM
To: clai@yahoo-inc.com
Subject: Fwd: Pacific West Securities Account PW72 6361-1568; Olson - Request f or Share Owner Verification

--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'Edward P. Olson'" <captepjo@yahoo.com>, James Balkman
> <james@balkman.com>, Kathleen Balkman <kathleen@balkman.com>
> CC: cfletters@sec.gov, "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Pacific West Securities Account PW72 6361-1568; Olson -
> Request f
> or Share Owner Verification
> Date: Fri, 26 Nov 2004 14:52:33 -0800
>
> As the clearing agent for Mr. Olson's broker/dealer, Pacific West
> Securities, and the Custodian of Mr. Olson's retirement account, this
> is to confirm that Mr. Olson has owned the following for a year of
> this date, November 26, 2004:
>
> 329 shares DirecTV Group, Inc.
> 600 shares Goodyear Tire & Rubber

> 300 shares Intel Corp.
> 100 shares JPMorgan Chase & Co
> 1,200 shares Schwab Charles Cor New
> 300 shares Sprint Corp.
> 600 shares Tex Instruments, Inc.
> 400 shares Time Warner, Inc. New
> 600 shares XRX Xerox Corp.
> 700 shares Yahoo, Inc.
>
>
>
>
> -----Original Message-----
> From: Edward P. Olson [mailto:captepjo@yahoo.com]
> Sent: Wednesday, November 24, 2004 3:45 PM
> To: James Balkman; Kathleen Balkman
> Cc: Eve King; cfletters@sec.gov
> Subject: Request for Share Owner Verification
>
>
>
> --- "Edward P. Olson" <captepjo@yahoo.com> wrote:
>
> > Date: Wed, 24 Nov 2004 15:31:10 -0800 (PST)
> > From: "Edward P. Olson" <captepjo@yahoo.com>
> > Subject: Request for Share Owner Verification
> > To: Edward P Olson <captepjo@yahoo.com>
> >
> >
> >
> > Dear Jim and Kathleen,
> >
> > Please note that I have copied in the Office of Chief Counsel,
> > Division of Corporation Finance Securities and Exchange Commission
> > because Wedbush Morgan apparently hindering my compliance with Rule
> 14a-8
> > specifically:
> >
> > "In this case, at the time you submit your proposal, you must
> > prove your eligibility to the company in one of two ways:
> > "i. The first way is to submit to the company
> a
> > written statement from
> > the "record" holder of your securities (usually a broker or bank)
> > verifying that, at the time you submitted your proposal,
> you
> > continuously held the
> > securities for at least one year. You must also include your own
> > written statement that you intend to continue to hold the
> > securities through the date of the meeting of shareholders;"

> >
> > Per our conversation on Thursday the following companys and the
> > last date due per SEC regulations are the ones for which I have
> > submitted shareholder
> > resolutions: AOL Time Warner (TWI) 11/24, Boeing
> > (BA) 11/26, Yahoo (YHOO)
> > 11/26, JP Morgan (JPM) 11/30, and Chase Schwab
> > (SCH)
> > 12/1. In the case of
> > JP Morgan the letter should also state that "I
> hold
> > the common stock that
> > was not acquired by the merger of Banc One". The other stocks
> > that I have also submitted resolutions of "good governance"
> > are Direct TV (DTV),
> > Goodyear (GT), Intel (INTC), Sprint (FO), Texas Instruments (TYN)
> > and Xerox (XRX).
> >
> > Regards, Ed Olson
> >
> > cc:
> > Office of Chief Counsel
> > Division of Corporation Finance
> > Securities and Exchange Commission
> >
> > cfletters@sec.gov
> > FX: 202-942-9525
> >
> >
> >
> >
> >
> >
> > ________________________________

> >
> >
> >
>
>
>
>
> ________________________________

>

EXHIBIT E

Christina Lai

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, December 09, 2004 8:14 AM
To:	clai@yahoo-inc.com
Cc:	'Edward P. Olson'
Subject:	Owner Verification

Ms. Christina Lai
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
FAX: 408-349-6208
PHONE: 408.349.7131

Ms. Lai,
I just wanted to highlight that you have the option of printing the broker verification email message which has the broker's email address for verification. Thank you.

Sincerely,

John Chevedden

EXHIBIT F

Christina Lai

From:	Edward P. Olson [captepjo@yahoo.com]
Sent:	Saturday, December 11, 2004 8:43 PM
To:	Christina Lai
Cc:	Edward P Olson
Subject:	Fwd: Share Owner Verification - PW72 6351-1568; Olson

--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'captepjo@yahoo.com'" <captepjo@yahoo.com>
> CC: "'kathleen@balkman.com'" <kathleen@balkman.com>,
>
> "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Share Owner Verification - PW72 6351-1568; Olson
> Date: Thu, 9 Dec 2004 08:19:02 -0800
>
>
>
> As the clearing agent for Mr. Olson's broker/dealer,
> Pacific West
> Securities, and the Custodian of Mr. Olson's
> retirement account, this is to
> confirm that Mr. Olson has owned no less than
> $2,000.00 worth of the
> following stocks
> continuously for no less than 14 months as of
> December 3, 2004:
>
> 329 shares DirecTV Group, Inc. (DTV)
> 600 shares Goodyear Tire & Rubber (GT)
> 300 shares Intel Corp. (INTC)
> 100 shares JPMorgan Chase & Co (JPM)
> 1,200 shares Schwab Charles Cor New (SCH)
> 300 shares Sprint Corp. (FON)
> 600 shares Tex Instruments, Inc. (TXN)
> 400 shares Time Warner, Inc. New (TWX)
> 600 shares Xerox Corp.(XRX)
> 700 shares Yahoo, Inc. (YHOO)
> 200 shares Boeing, Co. (BA)
> 200 shares Ford Motor (F)
>
>
>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Yahoo! Inc. (YHOO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

The company disingenuously argues that the key issue here is rule 14a-8 and proof of timely meeting rule 14a-8 requirements. Yet the company provides no evidence of the delivery or delivery date of the company letter requesting broker verification. Hence the company has not demonstrated that it abided by its part of rule 14a-8 to provide the required notification to the shareholder.

The company acknowledges that Wedbush Morgan provided the company with verification of ownership of the required stock for the required time. The company, on the other hand has not complied with SLB No. 14B nor provided evidence of partial compliance. SLB 14B instructs companies to:

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice (emphasis added).

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. Mr. Olson finally received the verification of ownership on December 30, 2004. This is an example of a well-known, established brokers not being familiar with meeting the broker verification requirement of rule 14a-8.

Additionally brokers have no financial incentive to meet the requirements of the rule. And the small shareholder has no leverage to apply to the broker. I do not believe that the broker was intended to be the gatekeeper in the rule 14a-8 process.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,


John Chevedden

cc: Christina Lai

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com



WEDBUSH MORGAN SECURITIES

Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr. Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

57% Approval by Yahoo Shareholders

Yahoo shareholder passed this topic with an impressive 57% yes-vote in 2003 based on yes and no votes. Due to the increased focus on the value of good corporate governance I believe this proposal will exceed the 57% vote. This topic also won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Yahoo Director Eric Hippeau was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: His involvement with the Global Crossing board.
- We had no Lead Director or Independent Chairman – independence concern.
- Our directors failed to commit to adoption of this proposal topic – after it passed with a 57% majority – accountability concern.
- Five directors were allowed to own zero (0) stock – commitment concern.
- Three directors were allowed to hold from 4 to 5 director seats each – over-extension concern.
- 2002 CEO pay of $25 million including stock option grants – excess concern.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.
- Two directors are insiders and another two directors have non-director links to our company – independence and objectivity concern.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value

I believe that if a poison pill makes our company difficult to sell – or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
http://www.skadden.com

DIRECT DIAL
650 470-4662
DIRECT FAX
888 329-8274
EMAIL ADDRESS
LEKING@SKADDEN.COM

Securities Exchange Act of 1934, Rule 14a-8(b)

January 31, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Yahoo! Inc. – Response to Shareholder Position on Omission of Shareholder Proposal Submitted by Edward P. Olson Pursuant to Rule 14a-8

Dear Sir or Madam:

This statement is submitted on behalf of Yahoo! Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 as amended, in response to a letter from John Chevedden dated January 14, 2005, concerning the shareholder proposal of Edward P. Olson (the "Chevedden Response"). The Chevedden Response was sent to the Company, postmarked January 19, 2005. We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated in this letter and our January 10, 2005 No-Action request letter, the shareholder proposal and supporting statement (the "Proposal") submitted by Edward P. Olson (the "Proponent"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

This letter addresses the issues raised by the Chevedden Response and should be read in conjunction with the Company's January 10, 2005 No-Action request letter to the Staff (the "No-Action Request"). Pursuant to Rule 14a-8(j), we are enclosing six copies of this letter. A copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

As described in detail in the No-Action Request, the Proponent failed to provide a written statement from the record holder verifying the Proponent's stock ownership within fourteen days of receipt of the Company's deficiency notice. Mr. Chevedden does not dispute that this failure occurred, and expressly admits that "Mr. Olson finally received the verification of ownership on December 30, 2004" which is fully 34 days after the deadline for delivery thereof to the Company. Indeed, to date the Company still has not received the required verification of ownership, as the attachment referenced in the Chevedden Response was not included in the document transmitted to the Company. The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for a proponent's failure to comply with 14a-8(b) and respond to a company's request for documentary evidence within 14 days of receipt of a company's deficiency notice. See CNF Inc. (January 12, 2004); Atlas Air Worldwide Holdings, Inc. (March 14, 2003); Halliburton Company (March 7, 2003). Mr. Chevedden now makes the legally unsupported claim that this failure should be excused because the Company did not include delivery receipts evidencing delivery of the deficiency notice as annexes to the No-Action Request. We are attaching as Exhibits 1 and 2 to this letter the Federal Express delivery verifications demonstrating that on November 12, 2004 both the Proponent and Mr. Chevedden received the deficiency notice.

For the reasons set forth above and in our initial No-Action Request, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the proxy materials for the 2005 Meeting pursuant to Rule 14a-8(b). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (650) 470-4662.

Very truly yours,

Leif B. King / csw /

Leif B. King

Enclosures

cc: Christina Lai, Esq.,
Yahoo! Inc.
Edward P. Olson
John Chevedden

Track Shipments

Detailed Results



Tracking number	650911019413	**Delivery location**	LONG BEACH, CA
Signed for by	E.OLSON	**Delivered to**	Residence
Ship date	Nov 11, 2004	**Service type**	Priority Envelope
Delivery date	Nov 12, 2004 10:15 AM	**Weight**	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 12, 2004	10:15 AM	**Delivered**	LONG BEACH, CA	
	7:48 AM	On FedEx vehicle for delivery	SIGNAL HILL, CA	
	7:23 AM	At local FedEx facility	SIGNAL HILL, CA	
	3:31 AM	Departed FedEx location	OAKLAND, CA	
	1:23 AM	Arrived at FedEx location	OAKLAND, CA	
Nov 11, 2004	6:12 PM	Left origin	SUNNYVALE, CA	
	5:16 PM	Package data transmitted to FedEx		
	5:11 PM	Picked up	SUNNYVALE, CA	



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FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

01/07/2005

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **650911019413**. Our records reflect the following information.

Delivery Information:

Signed for by: E.OLSON



Delivery Location: 3729 WESTON PLACE
Delivery Date: Nov 12, 2004 10:15

Shipping Information:

Tracking number: 650911019413

Ship Date: Nov 11, 2004
Weight: 0.5 lbs.

Recipient:
EDWARD P. OLSON
3729 WESTON PLACE
LONG BEACH , CA 90807
US

Shipper:
Kathy Mcdonnell
YAHOO! CORP
701 FIRST AVE
SUNNYVALE , CA 94089
US

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Exhibit 2

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Tracking number	650911019398	**Delivery location**	REDONDO BEACH, CA
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Nov 11, 2004	**Service type**	Priority Envelope
Delivery date	Nov 12, 2004 8:50 AM	**Weight**	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 12, 2004	8:50 AM	**Delivered**	REDONDO BEACH, CA	Left at front door. No signature required - release waiver on file
	8:06 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:28 AM	At local FedEx facility	HAWTHORNE, CA	
	3:31 AM	Departed FedEx location	OAKLAND, CA	
	1:23 AM	Arrived at FedEx location	OAKLAND, CA	
Nov 11, 2004	6:12 PM	Left origin	SUNNYVALE, CA	
	5:16 PM	Package data transmitted to FedEx		
	5:11 PM	Picked up	SUNNYVALE, CA	

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Proof of delivery details appear below, however no signature is currently available for this FedEx Express shipment. At the time of shipment, the signature was released by the shipper/recipient (indicating that no signature was required).

Shipment Information

Tracking number:	650911019398	**Ship Date:**	Nov 11, 2004
Signed for by:	Signature release on file	**Weight:**	0.5 lbs
Delivery Location:	2215 NELSON AVE. NO 205		
Delivery Date:	Nov 12, 2004 08:50		
Recipient:	JOHN CHEVEDDEN 2215 NELSON AVE. NO 205 REDONDO BEACH , CA 90278 US	**Shipper:**	Kathy Mcdonnell YAHOO! CORP 701 FIRST AVE SUNNYVALE , CA 94089 US

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated January 10, 2005

The proposal relates to poison pills.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel